Filed Pursuant to Rule 433 Registration Statement No. 333-275853 September 4, 2024

Final Term Sheet

$750,000,000 4.250% Notes due 2029

$750,000,000 4.625% Notes due 2034

Issuer:	Stryker Corporation

	2029 Notes	2034 Notes

Security Type:	4.250% Notes due 2029	4.625% Notes due 2034

Principal Amount:	$750,000,000	$750,000,000

Maturity Date:	September 11, 2029	September 11, 2034

Interest Payment Dates:	Each March 11 and September 11, commencing March 11, 2025	Each March 11 and September 11, commencing March 11, 2025

Coupon (Interest Rate):	4.250% per year	4.625% per year

Price to Public:	99.791% of the Principal Amount	99.470% of the Principal Amount

Benchmark Treasury:	3.625% due August 31, 2029	3.875% due August 15, 2034

Spread to Benchmark Treasury:	T+72 bps	T+92 bps

Benchmark Treasury Yield:	3.577%	3.772%

Yield to Maturity:	4.297%	4.692%

Optional Redemption Provisions:

Make-Whole Call:	Prior to August 11, 2029, T+15 bps	Prior to June 11, 2034, T+15 bps

Par Call:	On or after August 11, 2029, at par	On or after June 11, 2034, at par

CUSIP / ISIN:	863667 BE0 / US863667BE08	863667 BF7 / US863667BF72

Expected Ratings* (Moody’s/S&P):	Baa1/BBB+

Trade Date:	September 4, 2024

Settlement Date**:	September 11, 2024 (T+5)

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Mizuho Securities USA LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Co-Managers:	PNC Capital Markets LLC Siebert Williams Shank & Co., LLC U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes prior to the first business day before delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1- 800-831-9146, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, Mizuho Securities USA LLC toll-free at 1-866-271-7403, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.